Exhibit 99.82

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

WonderFi Technologies Inc. (the “Company” or “WonderFi”)

1200 Waterfront Centre, 200 Burrard Street

PO Box 48600

Vancouver, BC V2E 2E9

Item 2:	Date of Material Change

January 4, 2022

Item 3:	News Release

A news release with respect to the material change referred to in this report was disseminated by the Company on January 4, 2022 through the facilities of NewsFile Corp. and subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On January 4, 2022, the Company announced that it has entered into a definitive agreement to acquire First Ledger Corp., the parent company of Bitbuy Technologies Inc. (“Bitbuy”), a leading cryptocurrency platform and the first approved crypto marketplace in Canada.

Mark Binns resigned from the WonderFi Board of Directors effective January 3, 2022.

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

On January 4, 2022, the Company announced that it has entered into a definitive agreement to acquire Bitbuy, a leading cryptocurrency platform and the first approved crypto marketplace in Canada.

Under the terms of the agreement, the consideration to Bitbuy shareholders will consist of 70 million newly issued common shares of WonderFi, $20 million in upfront cash and $30 million in deferred cash via a vendor-takeback note due in 12 months, implying an aggregate transaction value of approximately $206 million. WonderFi will use its balance sheet to fund the cash consideration.

WonderFi will retain substantially all current Bitbuy employees and enter into employment agreements with key members of the management team. Upon closing, WonderFi will appoint one Bitbuy nominee as an independent member of WonderFi's Board of Directors and, at the next annual meeting of shareholders, will nominate Dean Skurka to the Board. Mark Binns resigned from the WonderFi Board of Directors effective January 3, 2022.

The transaction has been approved by the boards of directors of both WonderFi and Bitbuy. The acquisition is expected to close in the first quarter of 2022, subject to approval by WonderFi and Bitbuy shareholders, as well as certain related matters and other acquisition-related closing conditions and regulatory approvals. WonderFi and Bitbuy have received voting support agreements for the transaction from the holders of more than two-thirds of all classes of Bitbuy shares.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Ben Samaroo, Chief Executive Officer,

WonderFi Technologies Inc.

Telephone: (778) 843-9637

Item 9:	Date of Report

January 11, 2022

Caution Regarding Forward-Looking Information and Statements:

This material change report includes certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward- looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words, and includes the anticipated benefits of the transaction, the ability of the Company and Bitbuy to obtain all necessary shareholder and regulatory approvals, and the ability of the Company and Bitbuy to close the transaction on the terms and timing described herein, or at all.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this material change report, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the inability of the Company and Bitbuy to integrate successfully such that the anticipated benefits of the transaction are realized, the inability of the Company and Bitbuy to obtain the necessary regulatory and shareholder approvals for the transaction, the inability of the Company and Bitbuy to close the transaction on the terms and timing described herein, or at all, the inability of the Company to work effectively with strategic investors; and material adverse changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this material change report are made as of the date of this material change report, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.